UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

MATTRESS FIRM HOLDING CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        57722W106
(CUSIP Number)

David S. Winter 40 North Management LLC 9 West 57th Street, 30th Floor New York, New York 10019 (212) 821-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

           October 15, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. 57722W106	Page 2 of 7 Pages

1           Names of Reporting Persons

40 NORTH MANAGEMENT LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		2,641,678
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 2,641,678
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,641,678

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

7.80%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 57722W106	Page 3 of 7 Pages

1           Names of Reporting Persons

40 NORTH INVESTMENTS LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,641,678
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,641,678

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,641,678

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

7.80%

14           Type of Reporting Person (See Instructions)

PN

CUSIP No. 57722W106	Page 4 of 7 Pages

1           Names of Reporting Persons

DAVID S. WINTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,641,678
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,641,678

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,641,678

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

7.80%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 57722W106	Page 5 of 7 Pages

1           Names of Reporting Persons

DAVID J. MILLSTONE

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,641,678
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,641,678

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,641,678

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

7.80%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 57722W106	Page 6 of 7 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D

 This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Investments LP, a Delaware limited partnership, David S. Winter, an American citizen, and David J. Millstone, an American citizen (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2013, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

 The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 3.                     Source and Amount of Funds or Other Consideration.

 The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

 The Reporting Persons used working capital to purchase the 2,641,678 Shares reported herein.  The total purchase price for the Shares reported herein was $86,737,103.

Item 5.                     Interest in Securities of the Issuer.

(a) – (b) Each of the Reporting Persons may be deemed to be the beneficial owner of 2,641,678 Shares, which represent approximately 7.80% of the Issuer’s outstanding Shares.  40 North Management may be deemed to have sole power to vote and sole power to dispose of such Shares.  Each of 40 North Investments, Mr. Winter, and Mr. Millstone may be deemed to have shared power to vote and shared power to dispose of such Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 33,865,752 Shares outstanding as of September 5, 2013 (based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on September 9, 2013).

(c)           Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           The limited partners of (or investors in) 40 North Investments, or their respective subsidiaries or affiliated entities, for which 40 North Management or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the fund in accordance with their respective limited partnership interests (or investment percentages) in the fund.

(e)           Not applicable.

Item 7.                   Material to be Filed as Exhibits.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

CUSIP No. 57722W106	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2013	40 NORTH MANAGEMENT LLC

By: /s/ David S. Winter
David S. Winter
Member

By: /s/ David J. Millstone
David J. Millstone
Member

Date: October 17, 2013	40 NORTH INVESTMENTS LP
By 40 North GP LLC, its General Partner

By: /s/ David S. Winter
David S. Winter
Member

By: /s/ David J. Millstone
David J. Millstone
Member

Date: October 17, 2013	DAVID S. WINTER

By: /s/ David S. Winter

Date: October 17, 2013	DAVID J. MILLSTONE

By: /s/ David J. Millstone

EXHIBIT 2

TRANSACTIONS

Exhibit 2 to the Schedule 13D filed on August 6, 2013 by the Reporting Persons, as heretofore amended (“Prior Exhibit 2”) is incorporated herein by reference. Together with Prior Exhibit 2, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 17, 2013.  All such transactions were purchases or sales of Shares effected by 40 North Investments LP in the open market, and the table includes commissions paid in per share prices.

Trade Date	Buy/Sell	Quantity	Price
9/9/2013	Buy	1,000	$34.97
9/9/2013	Buy	9,000	$34.98
9/10/2013	Buy	76,800	$33.84
9/10/2013	Buy	17,000	$34.13
9/11/2013	Buy	45,000	$33.40
9/12/2013	Buy	2,381	$32.79
10/2/2013	Buy	15,687	$31.44
10/7/2013	Buy	28,795	$32.36
10/8/2013	Buy	14,527	$31.97
10/9/2013	Buy	11,015	$31.75
10/11/2013	Buy	4,400	$32.36
10/11/2013	Buy	4,500	$32.36
10/11/2013	Buy	400	$32.52
10/11/2013	Buy	400	$32.52
10/14/2013	Buy	5,000	$32.63
10/14/2013	Buy	5,000	$32.63
10/15/2013	Buy	75,700	$32.56
10/15/2013	Buy	75,700	$32.56
10/16/2013	Buy	4,000	$33.10
10/16/2013	Buy	4,000	$33.10
10/16/2013	Buy	10,000	$32.10
10/17/2013	Buy	16,000	$31.93
10/17/2013	Buy	40,380	$31.70